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                                           Filed by ICO-Teledesic Global Limited
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                   Commission File No: 333-46230
                                 Subject Companies: ICO-Teledesic Global Limited
                                New ICO Global Communications (Holdings) Limited
                                                           Teledesic Corporation


Media Contacts:
ICO-Teledesic Global
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    Bob Ratliffe    +1.425.828.8686; bobr@eriv.com
    Roger Nyhus     +1.206.915.3878; roger@nyhus.com

Ellipso
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    Laury Blakley   +1.202.466.4488, ex. 265; lblakley@ellipso.com

              ICO-TELEDESIC GLOBAL AND ELLIPSO AGREE TO COLLABORATE
                   TO HELP STABILIZE MOBILE SATELLITE INDUSTRY

KIRKLAND, Wash., and WASHINGTON - March 14, 2001 - In a bid to stabilize the mobile satellite industry and bring advanced communications services to the under-served, ICO-Teledesic Global Limited, a holding company that controls the satellite assets of telecommunications pioneer Craig McCaw, and Ellipso Inc., a mobile satellite communications company, today announced that they have reached a definitive agreement to collaborate on building a successful mobile satellite system.

ICO-Teledesic Global, through its affiliate New ICO, and Ellipso will collaborate on technical, financial, business and regulatory issues related to the deployment of spectrum-efficient satellite systems capable of providing a broad array of telecommunications services on a global basis. The agreement ultimately could lead to a strategic alliance and the merger of ICO-Teledesic Global and Ellipso assets.

"The mobile satellite industry has failed spectacularly in delivering on its promise to users," said McCaw, ICO-Teledesic Global's chairman. "Creative changes in both the customer proposition and service-delivery philosophy are clearly necessary to deliver on the potential. We continue to be compelled by the scope of the market and the importance of providing services for the under-served in the United States and around the world. We look forward to pooling our talents and creativity with our peers in the industry to overcome the challenges that have dragged down those who have launched before us."

By working together, ICO-Teledesic Global and Ellipso will be able to provide ubiquitous voice and data services to all parts of the United States and the world, including rural areas that have previously been denied a full range of advanced wireless and wired telecommunications services because these markets cannot be served economically by terrestrial means.

"By bringing together our combined resources and our collective talents during this troubled period in the industry, we're working to prepare mobile satellite services to meet the needs of future customers around the world and to bring a rich, varied and affordable array of digital services to market as soon as possible," said David Castiel, president and CEO of Ellipso.

Ellipso, Inc., headquartered in Washington, D.C., is developing the Ellipso satellite-based global communications system that will provide low-cost and high-quality digital voice and data services worldwide. Utilizing unique and patented elliptical orbits, the Ellipso system will provide a full range of advanced communications services to subscribers at prices significantly lower than competing systems. The Ellipso project includes the participation of The Boeing

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Company, the Harris Corporation and L-3 Communications. The Ellipso team is also involved in the development of the Virtual Geo broadband satellite system that will replicate the characteristics of satellites in geostationary orbit, efficiently reusing valuable spectrum without interference.

ICO-Teledesic Global has proposed mergers of New ICO and Teledesic with ICO-Teledesic Global. The mergers remain subject to shareholder and regulatory approvals. New ICO, a private mobile satellite communications company based in London, acquired the assets of ICO Global Communications (Holdings) Limited. The business was renamed New ICO following the successful $1.2 billion McCaw-led acquisition of the former ICO group, which was completed in May 2000. Building on its core capabilities of high-quality, mobile voice services, New ICO will also offer wireless Internet and other packet-data services. Boeing Satellite Systems, the world's leading satellite systems provider, is building New ICO's satellites. Separately, Teledesic is developing a global broadband satellite communications network.

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